[LOGO]

THE HARTFORD

January 24, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Attention: Division of Investment Management

Re:          Hartford Life Insurance Company (CIK 0000940421)

File No. 333-155096

Post-Effective Amendment No. 5

Accession No. 0001104659-10-059658

Hartford Life and Annuity Insurance Company (CIK 0000940420)

File No. 333-155092

Post-Effective Amendment No. 5

Accession No. 0001104659-10-059659

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby respectfully requests that the above-referenced filings on Form N-6, which were transmitted on November 23, 2010, be withdrawn.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-8335.

Sincerely,

/s/ Lisa Proch

Lisa Proch

Assistant Vice President and

Assistant General Counsel